



13010784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
400

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8-	67208

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carrington Investment Services, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

599 W. Putnam Avenue
                                    (No. and Street)

Greenwich   CT   06830
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Salce   (203)661-6186
                                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda & Williamson, LLP
                              (Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Third Floor   Newport Beach, CA   92660
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Bruce M. Rose _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carrington Investment Services, LLC _____ , as of December 31 _____ , 20 12 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

Chief Executive Officer

Title


Katharine Miller
Notary Public

KATHARINE MILLER
NOTARY PUBLIC
State of Connecticut
My Commission Expires June 30, 2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARRINGTON INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT



SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

To the Member of
Carrington Investment Services, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Carrington Investment Services, LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes thereto.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors Serving Clients Since 1951

4100 Newport Place Drive, Third Floor Newport Beach, CA 92660   Tel: 949-222-2999 Fax: 949-222-2989

Los Angeles   Newport Beach   San Diego   Encino   Cayman Islands

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carrington Investment Services, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
February 26, 2013

CARRINGTON INVESTMENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

ASSETS

Cash	$	1,527,887
Due from affiliates		575,572
Prepaid expenses		18,204
Total assets	$	2,121,663

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES

Accounts payable and accrued expenses	$	29,659
Due to affiliates		33,938
Total liabilities		63,597

Commitments and contingencies (Note 4)

MEMBER'S INTEREST 2,058,066

Total liabilities and member's interest	$	2,121,663

1. ORGANIZATION AND BUSINESS

The accompanying statement of financial condition includes the accounts of Carrington Investment Services, LLC, a Delaware limited liability company ("CIS"). CIS is a wholly-owned subsidiary of Carrington Investment Services Holdings, LLC, a Delaware limited liability company. CIS commenced operations on December 23, 2005.

CIS is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority Inc. ("FINRA") formally known as National Association of Securities Dealers, Inc. ("NASD"). It received NASD membership approval on July 11, 2006. CIS does not hold any securities in account for either itself or customers. Given that CIS acts on a "best efforts" basis and does not commit to purchase any portion of any of the deals it is involved in, take customer orders or hold securities either for its own account or that of customers, FINRA has set CIS's minimum net capital requirement at $50,000.

CIS assists in raising capital, and placing investors or partnership interests in limited partnership entities and investment opportunities managed by Carrington Capital Management ("CCM"), an affiliated entity, or other affiliates. For its services, CIS receives fees ranging from 10% to 20% of the fees earned by CCM and/or its affiliates in connection with the placement of such partnership interests or capital raised.

CIS also participates in selling groups for residential mortgage-backed securities issued by entities sponsored by or affiliated with CCM. CIS acts as a co-manager, supporting a syndicate of one or a group of lead managers in placing certificates from such securities with institutional investors. CIS acts on a "best efforts" basis as a "selected dealer" focusing on placing the investment grade interests of such deals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies and revenues and expenses in the reporting period. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable. Actual results could differ materially from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenues generated through the placement of partnership or security interests, by the referral of investors or by raising capital for affiliates or for affiliate-managed transactions, are recognized when earned, which is typically when the fees related to that transaction are earned by the affiliate (services are complete and collectability is reasonably assured). Certain fees earned by CIS are contractually limited to time-frames as specified in the agreements. The agreements with its affiliates may be oral or in writing.

Revenue from its participation in selling groups is recognized by CIS at the point in time the deal it is assisting in syndicating closes. Revenue is equal to its agreed fee as noted in the syndication documents, less an estimate for assumed syndication costs.

Cash

All cash is held at a major money center bank. At times, the amount of cash may exceed insured depository limits.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. At December 31, 2012, all of CIS's financial instruments (cash and amounts due from affiliates) approximate fair value.

Income Taxes

CIS is a single-member limited liability company. As such it is generally not liable for income taxes. Instead, income or loss attributable to its operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state and local levels.

3. RELATED PARTY TRANSACTIONS

CIS's selling commissions are generated from acting as a selected dealer on mortgage-backed securities that are issued by an affiliate of CCM. In addition, marketing revenue recognized in 2012 was generated through its affiliates. CIS revenues in 2012 were related to capital raise efforts for CCM or its affiliated entities, as well as the sourcing of business for such affiliated entities. A listing of revenues recognized from related parties during 2012 is provided below:

Business sourcing placement fees	$ 2,069,267
Capital raise efforts	2,240,532
	$ 4,309,799

3. RELATED PARTY TRANSACTIONS (continued)

CIS currently shares office space with CCM and Carrington Holding Company, LLC ("CHC"). As such, CCM and CHC pay certain expenses on behalf of CIS including but not limited to rent, technology and other administrative costs. Costs that are not directly attributed to CIS are allocated back by CCM based on an expense sharing agreement ("Services Agreement"). These expenses are recorded in the period incurred.

A breakdown of total expenses allocated to CIS from CHC for 2012 is provided below:

Compensation and employee benefits	$	6,880
Facility overhead		2,718
Communication and technology		914
Other		896
Total	$	11,408

In addition to the allocated expenses above that are shared, the Services Agreement between CIS and CCM requires that CCM pay for certain expenses related to the operation of the CIS branch office in Santa Ana, California. The branch office is located in space shared with other affiliates of CIS. Expenses from this office are attributed to CIS based on an allocation of time incurred from CIS employees on CIS administrative responsibilities. Occupancy and operating expenses pertaining to CIS totaled $292,018 for the year ended December 31, 2012. All occupancy and operating costs for that office are paid by CCM and are contractually in CCM's name.

Amounts due to affiliates represent reimbursements due to CCM of $30,742 and CHC of $3,196 under the Services Agreement; amounts due from affiliates of $575,572 represent fees earned on business sourced to Compass Resolution Services, LLC ("CRS"), Carrington Mortgage Services, LLC ("CMS"), and reimbursements due back from CCM.

4. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

CIS periodically generates its revenues by participating in underwritings of mortgage-backed securities where it acted as a "selected dealer." As a "selected dealer," CIS is not required to nor does it commit to purchase any of the securities offered in the underwritings. CIS works strictly on a "best efforts" basis. In addition to its underwriting activities, CIS generates revenues by raising capital for certain investment opportunities managed by CCM and/or its affiliates. The revenues for both of these services are transaction–based and, as a result, could vary based upon the transaction volume and liquidity of the financial markets.

4. COMMITMENTS AND CONTINGENCIES (continued)

Risks and Uncertainties (continued)

CIS's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on CIS's financial position and results of operations.

From time to time, CIS may be involved in various claims, lawsuits and disputes with third parties, actions involving allegations of discrimination or breach of contract incidental to the ordinary operations of the business. CIS is not currently involved in any litigation which management believes could have a material adverse effect on CIS's financial position and results of operations.

5. REGULATORY REQUIREMENTS

CIS is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934, and FINRA. Under these rules, CIS is required to maintain minimum net capital of the greater of $50,000 or $6^{2/3}\%$ of aggregate indebtedness, as defined. At December 31, 2012, CIS's net capital was $1,464,290, which exceeded the minimum requirement by $1,414,290. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules.

6. SUBSEQUENT EVENTS

On January 30, 2013, CIS made a $1,350,000 capital distribution. Following the distribution, CIS's net capital was $380,168, which exceeded the minimum by $330,168.

Subsequent events have been evaluated through February 26, 2013, the date the financial statements were available to be issued, and it was determined that no additional disclosures were necessary.

SUPPLEMENTAL INFORMATION



SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)1 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
Carrington Investment Services, LLC

In planning and performing our audit of the statement of financial condition of Carrington Investment Services, LLC (the "Company"), as of December 31, 2012 (on which we issued our report dated February 26, 2013), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
February 26, 2013



SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Website: www.squarmilner.com